SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


                       SCHEDULE 13G
         UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (Amendment No. 2)


            Freeport-McMoRan Copper & Gold Inc.
        -------------------------------------------
                    (Name of Issuer)


         Depositary Shares, Series II, representing
         0.05 shares of Gold-Denominated Preferred
         Stock, Series II, par value $0.10 per share
         -------------------------------------------
               (Title of Class of Securities)


                        35671D881
              -------------------------------
                      (CUSIP Number)


                    December 31, 2000
  -----------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [ ] Rule 13d-1(d)








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

CUSIP No. 35671D881

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1	NAME OF REPORTING PERSON: Bank of America Corporation

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 560906609
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[](b)[]
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3	SEC USE ONLY
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4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5	Sole Voting Power: 0

6	Shared Voting Power: 429,000

7	Sole Dispositive Power: 0

8	Shared Dispositive Power: 429,000

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      429,000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.96%
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12	TYPE OF REPORTING PERSON: HC
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

CUSIP No. 35671D881

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1     NAME OF REPORTING PERSON: NMS Services, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[](b)[]
----------------------------------------------------------------

3     SEC USE ONLY
----------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION: United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5     Sole Voting Power: 0

6     Shared Voting Power: 429,000

7     Sole Dispositive Power: 0

8     Shared Dispositive Power: 429,000

----------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      429,000
----------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
----------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.96%
----------------------------------------------------------------

12    TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------





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

CUSIP No. 35671D881

----------------------------------------------------------------

1     NAME OF REPORTING PERSON: NMS Services (Cayman) Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

----------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[](b)[]
----------------------------------------------------------------

3     SEC USE ONLY
----------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands, B.W.I.
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5     Sole Voting Power: 429,000

6     Shared Voting Power: 0

7     Sole Dispositive Power: 429,000

8     Shared Dispositive Power: 0

----------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      429,000
----------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
----------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.96%
----------------------------------------------------------------

12    TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------





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

ITEM 1  (a) NAME OF ISSUER:

            Freeport-McMoRan Copper & Gold Inc.

        (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


            1615 Poydras Street
            New Orleans, Louisiana 70112

ITEM 2  (a) NAMES OF PERSONS FILING:

            Bank of America Corporation
            NMS Services, Inc.
            NMS Services (Cayman) Inc.

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICES:

            Bank of America Corporation,

            100 North Tryon Street
            Charlotte, NC  28255

            NMS Services, Inc.

            NMS Services (Cayman) Inc.

            Bank of Nova Scotia Building
            P.O. Box 884
            Grand Cayman, Cayman Islands, B.W.I.

        (c) CITIZENSHIP:

            United States, except NMS Services (Cayman) Inc.,
            Cayman Islands, B.W.I.

        (d) TITLE OF CLASS OF SECURITIES:

            Depositary Shares, Series II, representing
            0.05 shares of Gold-Denominated Preferred
            Stock, Series II, par value $0.10 per share

        (e) CUSIP NUMBER: 35671D881






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

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b)
OR 13d-2(b)OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.


ITEM 4 - OWNERSHIP

With respect to the beneficial ownership of each reporting person, see Items 5 through 8 of the cover pages to this Schedule 13G applicable to each such person (pp. 2-6), which are incorporated herein by reference.


ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON:

Not Applicable.


ITEM 7 - IDENTIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NMS Services, Inc.
NMS Services (Cayman) Inc.


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.











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


ITEM 10 - CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 5, 2001


Bank of America Corporation
NMS Services, Inc.
NMS Services (Cayman) Inc.




BY: /s/ DAVID J. WALKER


David J. Walker
Senior Vice President
Corporate Compliance
























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

                         EXHIBIT A
                   JOINT FILING AGREEMENT


The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


DATED: February 5, 2001


Bank of America Corporation
NMS Services, Inc.
NMS Services (Cayman) Inc.




BY: /s/ DAVID J. WALKER


David J. Walker
Senior Vice President
Corporate Compliance











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